







Gabriella Alves

QA Test Analyst na Conductor Tecnologia em Meios de Pagamento

Campina Grande, Paraíba, Brazil

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Conductor Tecnologia em Meios de Pagamento

UFCG - Universidade Federal de Campina...

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269 connections

I am Master's in Computer Science at the Federal University of Campina Grande (UFCG), I have experience in teaching and software quality (automated and manual). I am communicative, motivated, willing to face new challenges and in search of new knowledge.

Experience

QA Test Analyst
Conductor Tecnologia em Meios de Pagamento
May 2018 – Present • 4 mos
João Pessoa e Região, Brasil

QA Test Lead (Home Office)
HiQualy - Quality & Technology
Aug 2017 – Present • 1 yr 1 mo
Campina Grande e Região, Brasil

Worked as QA Test Lead in a HiQualy project.

Performing the following activities in the development of a web application:
1) Test Planning;
2) Test Analysis and Design;
3) Manual Test Implementation and Execution, using Testlink;
4) Bugs Management, in Visual Studio Team Services Tool;
6) Reporting test summary;
7) Implementation test process in agile environment;
8) Allocation/Definition of Activity and quality management team.

Virtus, UFCG

QA Test Analyst
Virtus, UFCG
Apr 2017 – Apr 2018 • 1 yr 1 mo
Campina Grande e Região, Brasil

Worked as QA Test Analyst in a Technical and Scientific Collaboration Program between UFCG and GEMALTO.

Performing the following activities in the development of a web application:
1) Test Planning;
2) Test Analysis and Design;
3) Manual Test Implementation and Execution, using XRay in JIRA tool;

4) Automation Test Implementation, using Robot Framework;
5) Bugs Management, in JIRA tool;
6) Reporting test summary.

Virtus, UFCG

QA Test Lead
Virtus, UFCG
Mar 2016 – Mar 2017 • 1 yr 1 mo
Campina Grande e Região, Brasil

Worked as QA Test Lead in a Technical and Scientific Collaboration Program between UFCG and INGENICO.

Performing the following activities in the development of a mobile and POS terminal application:
1) Test Planning;
2) Prototyping using screens Balsamiq;
3) Test Analysis and Design;
4) Manual Test Implementation and Execution, using Testlink;
5) Bugs Management, in YOUTRACK tool;
6) Reporting test summary;
7) Implementation test process in agile environment;
8) Allocation/Definition of Activity and quality management team.

SPLab - Software Practices Laboratory - UFCG

QA Test Lead
SPLab - Software Practices Laboratory - UFCG
Dec 2014 – Mar 2016 • 1 yr 4 mos
Campina Grande e Região, Brasil

Worked as QA Test Lead in a Technical and Scientific Collaboration Program between UFCG and DL.

Performing the following activities in the development of a mobile and web application:
1) Test Planning;
2) Prototyping using screens Balsamiq;
3) Test Analysis and Design;
4) Manual Test Implementation and Execution, using Testlink;
5) Automation Test Implementation, using Selenium WebDriver;
5) Bugs Management, in TRAC tool;
6) Reporting test summary;
7) Implementation test process in agile environment;
8) Allocation / Definition of activities and quality management team.

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Education

UFCG - Universidade Federal de Campina Grande/PB

UFCG - Universidade Federal de Campina Grande/PB
Master in Computer Science, Software Quality
2015 – 2017

Research with the objective of identifying the most appropriate moment to begin the creation of automatic system tests for the intention of identification, from the point of view of professionals of software quality and in the context of environments with agile development.

Universidade Federal da Paraíba

Universidade Federal da Paraíba
Licentiate degree, Computer Science
2009 – 2014

Skills & Endorsements

Análise e definição de requisitos · 5
Dandara Navarro and 4 connections have given endorsements for this skill



UML · 3

Adelito Farias - CTFL and 2 connections have given endorsements for this skill

Criação de Casos de Testes · 5

Dandara Navarro and 4 connections have given endorsements for this skill

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Recommendations

Received (1) Given (1)

Édipo Daniel Aragão

Édipo Daniel Aragão
Sr. Java Developer at allpago
January 12, 2018, Édipo worked with Gabriella in different groups

Gabriella is very focused professional, with an expressive knowledge about QA. We worked together for some mounts, and she helped me a lot offering knowledge and supporting to decisions related to QA and Development. She creates strong based points of view always built over good sense and logic and I really consider it as needed skill.